# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMC ENTERTAINMENT HOLDINGS, INC., CIK 0001411579
CUSIP: 00165C302
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: ONE AMC WAY, ONE AMC WAY, LEAWOOD, Kansas (KS), 66211
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001610520-26-000005
Filed by CIK 0001610520

## Reporting persons
- UBS Group AG: type of reporting person: bank (BK); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This filing is a corrective filing because Amendment No. 1 did not capture the correct event date. The correct event date is June 30, 2026 (06/30/2026), whereas the previous filing incorrectly reported the event date as December 31, 2025 (12/31/2025).

## Item 1. Issuer
Name of issuer: AMC ENTERTAINMENT HOLDINGS, INC.
Address of issuer's principal executive offices: ONE AMC WAY, ONE AMC WAY, LEAWOOD, KANSAS, 66211.

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence: Bahnhofstrasse 45 PO Box CH-8021, Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiaries UBS Financial Services Inc.,UBS Securities LLC,UBS AG London Branch, UBS Europe SE and UBS Switzerland AG

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS Group AG: Andrew Johnson, Director (07/31/2026)